UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report on Form 6-K originally furnished by Farfetch Limited (the “Company”) with the Securities and Exchange Commission on November 18, 2021 (the “Original 6-K”) is being filed solely to (i) correct the number of votes cast at the Company’s 2021 annual general meeting of shareholders (the “AGM”) and (ii) provide additional detail regarding the number of shares of each class that were present or represented by proxy at the AGM, neither of which changes the outcome of the voting results disclosed in the Original 6-K. This Amendment amends and restates the disclosures under the heading “Information Contained in this Report on Form 6-K” in the Original 6-K.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Results

On November 17, 2021, Farfetch Limited (the “Company”) held its 2021 annual general meeting of shareholders (the “AGM”). A total of 259,080,633 of the Company’s Class A ordinary shares and 42,858,080 of the Company’s Class B ordinary shares were present or represented by proxy at the AGM, representing approximately 78.9% and 100% of the Company’s outstanding Class A and Class B ordinary shares, respectively, as of the September 20, 2021 record date (the “Record Date”), and representing an aggregate of 1,116,242,233 votes of the Company’s ordinary shares, voting as a single class, constituting a quorum. Voting at the AGM was conducted by way of a poll, and each Class A ordinary share issued and outstanding as of the close of business on the Record Date was entitled to one (1) vote on each resolution at the AGM, and each Class B ordinary share issued and outstanding as of the close of business on the Record Date was entitled to twenty (20) votes on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, with the holders of Class A ordinary shares and Class B ordinary shares voting together, each of which was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 8, 2021.

Proposal 1: Ordinary Resolution – Increase of Authorized Share Capital

For	Against	Abstain	Broker Non- Votes
1,101,268,249	14,923,820	50,164	0

Proposal 2: Special Resolution – Amendment and Restatement of the Memorandum and Articles of Association

For	Against	Abstain	Broker Non- Votes
1,103,793,992	12,294,925	153,316	0

Based on the foregoing votes, the shareholders approved Proposals 1 and 2. The new Amended and Restated Memorandum and Articles of Association of the Company are filed herewith as Exhibit 99.1 to this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-227536 and 333-256586).

Exhibit No.	Description

99.1	Amended and Restated Memorandum and Articles of Association of Farfetch Limited, as of November 17, 2021 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-38655) filed on November 18, 2021).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: November 26, 2021	By:	/s/ José Neves
José Neves
Chief Executive Officer